Exhibit 21.1

Name of Subsidiary	Jurisdiction
DocuSign International, Inc.	Delaware
Liveoak Technologies, LLC	Delaware
Docusign Analytics Holdings, Inc.	Delaware
ARX Inc.	Delaware
DocuSign Canada ULC	Canada
DocuSign Mexico S. de R.L. de C.V.	Mexico
Docusign Brasil Participações Ltda.	Brazil
DocuSign Brazil Soluções Em Tecnologia Ltda.	Brazil
DocuSign International (EMEA) Limited	Ireland
DocuSign France SAS	France
DocuSign UK Limited	United Kingdom
DocuSign Germany GmbH	Germany
Contract Analytics Development Sweden AB	Sweden
Seal Software Norway AS	Norway
Seal Software Egypt LLC	Egypt
DocuSign Acquisition Ltd.	Israel
DocuSign Israel Ltd.	Israel
DocuSign Japan KK	Japan
DocuSign International (Asia-Pacific) Private Limited	Singapore
DocuSign Spain S.L.	Spain
DocuSign Italy S.r.l.	Italy
DocuSign Netherlands B.V.	Netherlands